                                                                File No. 70-9095




                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 11
                                       To
                                    FORM U-1
                                   DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                    CONECTIV
                         DELMARVA POWER & LIGHT COMPANY
                        CONECTIV RESOURCE PARTNERS, INC.
                          CONECTIV ENERGY SUPPLY, INC.
                           KING STREET ASSURANCE, LTD.
                            CONECTIV MID-MERIT, INC.
                      800 King Street Wilmington, DE 19899

DELMARVA CAPITAL INVESTMENTS, INC.           ATLANTIC CITY ELECTRIC COMPANY
CONECTIV SERVICES, INC.                           6801 Black Horse Pike
CONECTIV COMMUNICATIONS, INC.                 Egg Harbor Township, NJ 08234
DELMARVA SERVICES COMPANY
DCI I, INC.                                  ATLANTIC GENERATION, INC.
DCI II, INC.                                 ATLANTIC SOUTHERN PROPERTIES, INC
DCTC-BURNEY, INC.                            ATE INVESTMENT, INC
CONECTIV OPERATING SERVICES CO               CONECTIV THERMAL SYSTEMS, INC.
CONECTIV SOLUTIONS, LLC                      BINGHAMTON GENERAL, INC.
CONECTIV PLUMBING LLC.                       BINGHAMTON LIMITED, INC.
  252 Chapman Road                           PEDRICK GEN., INC
   P.O. Box 6066                             VINELAND LIMITED, INC.
  Newark, DE 19714                           VINELAND GENERAL, INC
                                             ATLANTIC JERSEY THERMAL SYSTEMS, INC
                                             ATS OPERATING SERVICES, INC.
                                                 5100 Harding Highway
                                                Mays Landing, NJ 08330

                 (Names of companies filing this statement and
                    address of principal executive offices)

                                    Conectiv
                 (Name of top registered holding company parent)

                                 Philip S. Reese
                          Vice President and Treasurer
                                    Conectiv
                                 (address above)
                     (Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

Peter F. Clark                                     Joyce Koria Hayes, Esquire
General Counsel                                    7 Graham Court
Conectiv                                           Newark, DE 19711
(address above)

Post-Effective Amendment No. 10 to this application-declaration is hereby amended and restated follows:

Item 1 Description of the Proposed Transactions

         (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reason why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

         On February 26, 1998, the Commission issued an order (HCAR No. 26833) (the "Financing Order")(1) in this file permitting the application to become effective with respect to certain financing by Conectiv and its subsidiaries. On December 14, 1999, the Commission issued an order in this file (the "Supplemental Order") permitting the application/declaration to become effective with respect to the 1) extension of certain existing financing authorities to March 31, 2002, 2) increase in the amount of short-term debt to be issued by Conectiv to $1.3 billion, 3) reduction of the minimum consolidated common equity to consolidated total capitalization ratio that is a condition to all financings authorized pursuant to the order to 20% and 4) removal of the $25 million limitation on nonutility investments in the Money Pool limiting such investments to $25 million. Conectiv requested that, among other things, jurisdiction be reserved over the investment of up to $350 million in exempt wholesale generators ("EWGs") and the participation by King Street Assurance, Ltd. in the system money pool pending completion of the record(2). The purpose of this filing is to complete the record with respect to these two matters and to request that the reservation of jurisdiction over the issuance of other types of short-term securities by Conectiv (other than borrowings under a revolving credit facility, commercial paper and bid-notes) be removed to the extent that Conectiv would be authorized to issue other forms of short-term debt as described below.

Paragraph C. "AUTHORIZATION TO INVEST UP TO $350 MILLION IN EXEMPT WHOLESALE GENERATORS BY THE END OF THE AUTHORIZATION PERIOD" is hereby amended and restated to read as follows:

          Under the Delaware, Maryland, Virginia and New Jersey electric industry restructuring legislation and the implementing rules, Delmarva Power & Light Company ("Delmarva") and Atlantic City Electric Company ("ACE") are required to exit the business of generating electricity. As is discussed in detail in Post-Effective Amendment No. 9 to this file which preceded the Supplemental Order and in File No. 70-9499 pursuant to which this Commission authorized Conectiv to pay dividends out of capital or unearned surplus (HCAR No. 27079 dated September 27, 1999 and HCAR No. 27173 dated April 27, 2000), each of the states in which Delmarva and ACE operate as electric utilities enacted legislation restructuring the electric utility industry in that state to provide retail choice of electricity suppliers in the near future. Generally,

---------------------
(1) The Financing Order was supplemented by Orders dated August 21, 1998 dealing with the issuance of short-term debt by a utility subsidiary (HCAR No. 26907), September 28, 1998 and October 21, 1998 authorizing the issuance of a certain amount of long-term debt by Conectiv (HCAR Nos. 26921 and 26930), and November 13, 1998 increasing the authorized level of short term debt (HCAR NO. 26941).

(2) Conectiv continues to request that jurisdiction be reserved over the issuance by Conectiv of up to $750 million of long-term debt pending completion of the record with respect to that matter.

with restructuring, the supply component of the price charged to a customer for electricity is deregulated, and electricity suppliers will compete to supply electricity to customers. Customers will continue to pay the local utility a regulated price for the delivery of the electricity over the transmission and distribution system. Stranded costs are costs which may not be recoverable in a competitive energy supply market due to lower prices or customers choosing a different supplier. Stranded costs generally include above-market costs associated with generation facilities or long-term purchased power agreements, and regulatory assets. In Conectiv's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, the Company disclosed a charge to earnings, after taxes, as a result of electric utility industry restructuring of $271.1 million. This charge included (a) the impairment amount for the electric generating plants of Delmarva and ACE, (b) the stranded cost amount for Delmarva's purchased power contracts, and (c) regulatory assets of Delmarva and ACE related to their electric generation businesses. The charge to earnings was reduced by the estimated cost recovery through Delmarva's and ACE's regulated electricity delivery rates. The charge of $271.1 million was less than the previous estimates of management of a charge to earnings in the range of $350 million to $500 million. Following the September 30, 1999 write-downs, Conectiv had $14.4 million in retained earnings and a Common Equity Ratio of 28.6%.

         A further write-down of the value of certain fossil fuel fired facilities was required effective December 31, 1999, resulting in an accumulated deficit in Conectiv Consolidated retained earnings of approximately $36.4 million and a common equity to total capitalization ratio of 26.3%. As of June 30, 2000, the retained earnings deficit has been reduced to $31.6 million and the common equity to total capitalization ratio was 24.6%. Prior to the write-downs discussed above, Conectiv had approximately $289 million in retained earnings as of June 30, 1999. If Conectiv had been able to use pooling rather than purchase accounting in connection with the Merger, the ACE retained earnings would not have been excluded from Conectiv's consolidated retained earnings and Conectiv's retained earnings would have been approximately $225 million higher and better able to absorb the write-downs.

         Management expects to sell certain of the electric generating plants of Delmarva and ACE. Purchase and Sale agreements have been executed for the assets to be sold, although the closings are subject to the receipt of certain regulatory approvals.(3) Although sales of the impaired electric generating plants are not expected to result in significant gains or losses,(4) some of the electric generating plants that are not impaired may be sold at a gain. Under GAAP, the write-down of an impaired asset is not reduced by the expected future gain on sales of the assets that are not impaired; the gain on the sale of an asset is only recognized when the sale occurs. Conectiv estimates that the sale of generating assets currently scheduled for the Third or Fourth Quarter of 2000, but subject to the receipt of regulatory approvals, will return the common equity to total capitalization ratio to over 30%. Regardless of when the sale occurs, it is expected that

---------------------
(3) As discussed in the Annual Report on Form 10-K for the year ended December 31, 1999, during 1999, Delmarva and ACE entered into agreements to sell their interests in nuclear plants to PSEG PowerLLC and PECO Energy Company and entered into agreements to sell certain of their wholly- and jointly-owned fossil units to NRG Energy, Inc. The sales are subject to various regulatory approvals.

(4) Although no gain may be realized, a significant cash flow results which benefits the utility system.

the accumulated retained earnings deficit will be eliminated by the end of the third quarter of 2000 assuming normal earnings.(5)

         Conectiv's strategic business plan calls for the retention and development of flexible, low-cost "mid-merit" generation that will back Conectiv's merchant capabilities. As previously described, approximately 1,412 MW of generating capacity owned by Delmarva and 1,177 of generating capacity owned by ACE will be transferred to non-affiliates. Approximately 1,401 MW of generating capacity owned by Delmarva and 544 MW of generating capacity owned by ACE were transferred to a new affiliated generating company pursuant to an order issued by this Commission in File No. 70-9655 (HCAR No. 27192 dated June 29,
2000).(6) In addition, Conectiv is developing projects for the construction of additional generating units that will supplement the capacity transferred to the affiliated generating company. Conectiv is currently constructing a new mid-merit, electric power plant in northern Delaware comprised of three combustion turbines, waste heat recovery boilers and a steam turbine (combined cycle unit). Assuming all permits and licenses are obtained, the new mid-merit power plant will be installed on the site which currently includes the Hay Road combined cycle unit and the Edge Moor power plant ("New Hay Road Facilities"). The new mid-merit power plant is expected to cost approximately $300 million and have a capacity of approximately 550 MW. The three new combustion turbine units are expected to be installed by the third quarter of 2001 and the waste water recovery boiler and steam turbine is expected to be installed by the third quarter of 2002. In addition, Conectiv is beginning construction of another 550 MW combined cycle unit ($300 million estimated cost) which is expected to be phased into service over a twelve month period starting in early to mid-2002. The combined 1,100 MWs of new generation capacity represents approximately 25% of the new capacity required to keep pace with the anticipated PJM load growth. The first project is located in the PJM power pool and it is expected that the second project will be located in or near the PJM power pool market. The output of the new projects will be sold at wholesale to the PJM power pool or to a Conectiv affiliate, Conectiv Energy Supply, Inc.

         Since Delmarva is currently in the process of exiting the generating business, investments in the development of the New Hay Road Facilities were made through, Conectiv Energy, Inc., ("CEI"), an EWG. However, to facilitate a pending like-kind exchange agreement involving some of the generating facilities (the "LKE Assets") to be transferred from Delmarva to a new subsidiary generating company, Conectiv Delmarva Generation, Inc. ("CDG"), CEI was sold to

---------------------
(5) Under a request for confidential treatment, in File No. 70-9655, Conectiv filed projections that anticipated the issuance, by a special purpose subsidiary of ACE in the fourth quarter of 2000, of transition bonds secured by a regulatory charge designed to reimburse the utility for some stranded costs. The Company intends to file an Application with the Commission requesting authorization to issue the securitized transition bonds. These projections indicated that the issuance of securitized transition bonds is estimated to drop ACE's Common Equity Ratio to approximately 23%. Assuming ACE has earnings growth comparable to historic growth, ACE estimates that the Common Equity Ratio will return to a level higher than 30% by the year end of 2004. The issuance of the securitized transition bonds will be structured so that such bonds are fully non-recourse to the utility. Generally, rating agencies do not include securitized transition bonds as debt for credit rating purposes.

(6) In File No. 70-9655, the Company stated that as of December 31, 1999, Delmarva's Common Equity Ratio was approximately 36%. The transfer of the assets from Delmarva to an affiliated generating company is estimated to cause the Common Equity Ratio for Delmarva to fall to approximately 26% until the sale of other generating facilities to non-affiliates is completed, when the gain on the sale will cause the Common Equity Ratio to return to over 30%. As of December 31, 1999, ACE's Common Equity Ratio was approximately 37%. The transfer of the assets from ACE to an affiliated generating company does not drop its Common Equity Ratio below 30%.

a third party and further development of the New Hay Road Facilities will be funded by that third party. The LKE assets are to be sold by Delmarva to the third party in exchange for other comparable assets. The New Hay Road Facilities or other comparable generating assets will be transferred to CDG in exchange for the LKE Assets. (The like-kind exchange is described in more detailed in File No 70-9655.) Conectiv has agreed to reacquire CEI should the like-kind exchange not occur. Thus, Conectiv is not relieved of its obligations to fund development of these facilities. Future generating projects will be funded by Conectiv Mid-Merit, Inc., a new wholly-owned subsidiary of Conectiv that has been added to this file as applicant solely for purposes of EWG Investments. FERC has issued an order qualifying Conectiv Mid-Merit, Inc. as an EWG.

          Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system, if Rules 53(a),
(b), or (c) are satisfied. Conectiv is requesting an order authorizing the use of the proceeds from the issuance of securities for investments in EWGs aggregating no more than $350 million through the end of the Authorization Period. Currently, Conectiv has no intention of investing in FUCOs and requests this authorization for investments in EWGs only. There is no adverse condition as of the date of this filing. Conectiv agrees that it will file a post-effective amendment seeking further authorization should a Rule 53(b) adverse condition arise in the future.

         As of March 31, 2002, at the end of the Authorization Period, a $350 million investment in EWGs is projected to be approximately 145%, of estimated average retained earnings for the preceding four quarters, but only approximately 75% of estimated average retained earnings if the amount of ACE retained earnings that were not allowed to Conectiv under the merger accounting ($225 million) were added to retained earnings at the end of each quarter. As of June 30, 2000, the latest date for which public financial statements are available, if the ACE retained earnings disallowed to Conectiv under merger accounting were added back, a $350 million investment in EWGs would be approximately 181% of Conectiv consolidated retained earnings.

         As discussed more fully later, the proposed increase in financing authority for investments in EWGs: (1) will not have a substantial adverse impact upon the financial integrity of the Conectiv system, and (2) will not have an adverse impact on any utility subsidiary of Conectiv, or its customers, or on the ability of the state commissions to protect such subsidiary or customers. Conectiv has received letters from each of the retail regulators of its distribution subsidiaries indicating that regulator's assent to the proposed transaction.

         Conectiv also undertakes not to seek recovery through higher rates to customers of utility subsidiaries to compensate it for any losses or inadequate returns it may sustain from the proposed investments.

         1. History and Nature of Request

         Until recently, all of the cases in which the Commission has granted registered holding companies authority to invest an amount in excess of 50% of retained earnings in EWGs and

FUCOs have permitted the investment in both EWGs and FUCOs(7). The fact that Conectiv is requesting to invest only in domestic EWGs is an important distinction. As stated in American Electric Power, Holding Co., HCAR Release No. 26864 (April 27, 1998): "The Commission has frequently noted that investment in FUCOs and foreign EWGs pose risks that do not arise in the domestic electric utility industry. In addition to various specific risks discussed below, foreign commercial activities entail country-specific risks related to political or economic conditions. AEP states that it has established comprehensive procedures to identify and limit, or mitigate, such risks. These procedures generally involve the project review process and risk mitigation measures described below
 . . ." See also, New Century Energies, Inc., HCAR No. 26982 (Feb. 26, 1999); Cinergy Corp., HCAR No. 26848 (March 23, 1998); GPU, Inc., HCAR No. 26779 (Nov. 17, 1997); Central and South West Corp., HCAR No. 26653 (Jan. 24. 1997); Southern Company, HCAR No. 26501 (April 1, 1996). Conectiv's decision to invest a defined amount of money in domestic EWGs, as described below, does not involve the extensive political, currency or legal risk that a foreign EWG or FUCO would involve and therefore does not require the extensive measures designed to mitigate those particular risks. Conectiv's capital allocation decision and project review processes provide adequate protection against risk (See Exhibit A-1).

         2. Capital Allocation Decision

         Conectiv is proposing to invest a specified amount in "mid-merit" generating facilities that, together with the facilities transferred to the new affiliated generating company, will back Conectiv's merchant activities. Conectiv believes that the current status of supply and demand in the regional power market indicates that usage continues to grow at a greater rate than new generation capacity. Based upon a review of the regional market, Conectiv believes that power usage will continue to grow for the next several years. Conectiv is presented with an opportunity to add new generation capacity with financial returns that are projected to exceed Conectiv's target investment hurdle rate with manageable risks (See Exhibit A-1). Energy prices associated with Conectiv's generation capacity (fuel inputs and electric output) have and will continue to be managed in the forward energy markets through risk reduction and value enhancement programs geared to achieving targeted financial returns. Conectiv's competitive generation earned its cost of capital as of year-to-date June 30, 2000 and it is expected that it will earn in excess of its cost of capital for the year 2000.

          Mid-merit electric generating plants can quickly increase or decrease their kWh output level on an economic basis. Mid-merit plants typically have relatively low fixed operating and maintenance costs and also can use different types of fuel. These plants are generally operated during times when demand for electricity rises and prices are higher. In contrast, baseload electric generating plants run almost continuously to supply the base level of demand for electricity, or the minimum level that generally always exists on an electrical system. In a deregulated electricity supply market, management expects that mid-merit electric generating plants will be more profitable and provide higher returns on invested capital than baseload electric generating plants. Conectiv is constructing new mid-merit generating units seeking to establish a leading position in the mid-merit generation market for the region served by the PJM power pool, the largest, most liquid power pool in North America. These mid-merit projects will

---------------------

(7) In the most recent order, (National Grid, plc, HCAR No. 27154 dated March 15, 2000), National Grid plc was allowed to retain ownership of investments in foreign utility companies and EWGs aggregating 272% of average consolidated retained earnings.

enhance Conectiv's position in its core generation market. This is not a departure from but merely a continuation of the type of business in which the Conectiv System has engaged historically. Delmarva has successfully operated a mid-merit combined cycle generation plant since 1990. On July 1, 2000, this plant was transferred from Delmarva to a new affiliated generating company pursuant to an order issued by this Commission in File No. 70-9655.

         Conectiv has operated several independent power producer ("IPP") projects through its Conectiv Operating Services Company ("COSC") subsidiary, including an oil refinery EWG located in Delaware City, Delaware; the Newark Bay qualified facility ("QF") located in Newark, New Jersey; and a Sacramento municipal facility located in Sacramento, California. Conectiv has also invested in certain IPP projects, such as the Pedricktown and Vineland Cogeneration QFs that it operates through COSC. All of these projects have been operated successfully and have been profitable for the last several years. Conectiv's only prior EWG investment was made in the mid-1980's by a subsidiary of Delmarva in a wood burning plant located in California. This wood burning plant is no longer part of the company's core business strategy.

         Conectiv's process for evaluating investments in mid-merit generation projects includes site assessments (i.e. access to fuel sources and transmission, permitting), review of technology (i.e. performance, obsolescence), market economics (i.e. market price forecasts) and review of strategic fit (i.e. regional scale/size objectives, operational characteristics). Conectiv utilizes a cash flow model relying on probability assessments to determine an expected economic outcome. Selected projects are reviewed with and approved by Conectiv's Board of Directors. Conectiv's financial reporting system tracks and measures the performance of specific investments during both the construction and operational phases of projects.

         3. Proposed Increase in Investment Authority

         For the reasons stated above, Conectiv hereby requests that the Commission exempt it from the requirements of Rule 53(a)(1) under the 1935 Act so that Conectiv can, directly or indirectly, invest up to $350 million in EWGs. In the long-term, Conectiv will attempt to finance this investment through non-recourse financing to the extent it is both practicable and economical to the Company.

         Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) of Rule 53 must "affirmatively demonstrate" that such proposal:

                  (a) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

                  (b) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

         The Commission has performed an analysis of the requirements of Rule 53(c) with respect to application-declarations filed by The Southern Company, Central and South West

Corporation, GPU, Inc., Cinergy Corp., American Electric Power Company and New Century Energies, Inc. In each of those matters, the applicant sought relief from the safe-harbor requirements of Rule 53(a)(1) to allow investments in an amount equal to the applicant's consolidated retained earnings. The Commission found that the applicants in each matter had demonstrated successfully, through the use of certain financial indicators, that investing in EWGs and FUCOs in an amount not to exceed their consolidated retained earnings would not have a substantial adverse impact on the financial integrity of the holding company system. As discussed more fully below, a comparison with Conectiv of those financial indicators used by those applicants, considering the size and market position of Conectiv relative to those applicants, demonstrates that the financial integrity of the Conectiv System is substantially similar to the financial integrity of the applicants in matters in which the Commission has previously granted exceptions to the 50% requirement of Rule 53.

         Conectiv addresses each of the requirements of Rule 53(c) as follows:

         (1) The use of proceeds from the issuance of debt and equity securities of Conectiv to make investments in EWGs and the issuance of, or provision for, guarantees in connection therewith by Conectiv, in amounts of up to $350 million will not have a "substantial adverse impact" on the financial integrity of the Conectiv System. The lack of any "substantial adverse impact" on the System's financial integrity as a result of the proposed investments in EWGs can be demonstrated in several ways, including by analyses of historic trends in Conectiv's consolidated capitalization ratios and retained earnings and the market view of Conectiv's securities. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and guarantees by Conectiv to finance investments in EWGs in excess of the limitation in Rule 53(a)(1) will not have any "substantial adverse impact" on the financial integrity of the Conectiv System.

         Briefly stated, Conectiv has a low-cost core electric and gas distribution business and is developing other diversified businesses that will enhance the potential for substantial long-term earnings growth. Conectiv's projected consolidated capitalization and interest coverage ratios are within industry ranges for similarly rated companies.

         (a) An investment of up to $350 million in EWGs would still represent a relatively small commitment of capital for a company the size of Conectiv, based on various key financial ratios. For example, investments of this amount would be equal to only 10.0% of Conectiv's total capitalization (approximately $3.5 billion), 5.5% of total consolidated assets (approximately $6.4 billion), and 27.1% of the market value of Conectiv's outstanding common stock ($1.3 billion) all as of June 30, 2000. Such percentages, with one exception, are lower than those of Southern Company as of December 31, 1995 (16.3%, 11.0% and 20.4%, respectively) and those of CSW as of June 30, 1995 (23%, 14% and 31%, respectively) described by the Commission in their respective Orders as "a relatively small commitment of capital." Southern Co., HCAR No. 26501 (April 1,
1996); Central and South West Corporation, HCAR No. 26653 (Jan. 24. 1997). See also GPU, Inc., HCAR No. 26779 (Nov. 17, 1997); Cinergy Corp., HCAR No. 26848 (March 23, 1998); American Electric Power Company, HCAR No. 26864 (April 27,
1998); New Century Energies, Inc., HCAR No. 29682 (Feb. 26, 1999).

         (b) Until the September 30, 1999 charge to earnings resulting from electric utility industry restructuring, Conectiv's consolidated retained earnings had grown by 14.5% since the company was formed. Conectiv's consolidated retained earnings had grown from $252.6 million on March 31, 1998 to $289.1 million on June 30, 1999, an increase of $36.5 million. If the $224.7 million of ACE retained earnings disallowed to Conectiv as a result of the merger accounting had been retained, as of June 30, 2000 Conectiv would currently have $193.1 million in retained earnings instead of an accumulated deficit of $31.6 million.

         (c) The market's assessment of Conectiv's future growth and earnings also compares favorably to other similarly situated issuers. Conectiv is in very sound financial condition. Following an early 1999 announcement of a dividend reduction, a common stock self-tender, and the future sale of generating assets (discussed in detail in the Dividend File), both Standard and Poor's and Moody's confirmed the stable ratings outlook for Conectiv, ACE and Delmarva. The September 30, 1999 writedown of assets did not have an impact on the Company's ratings. Below are the ratings for unsecured long-term debt and short-term debt, respectively:

         Agency               Conectiv               Delmarva               ACE
         ------               --------               --------               ---
         Moody's              Baa1/P-2                A3/P-1              Baa1/P-2
         S & P                BBB+/A-2                A-/A-1              BBB+/A-2

         Conectiv covenants that it will not issue debt at the Conectiv level pursuant to authorization in this file unless the debt is rated investment grade.

         (d) None of the conditions described in paragraph (b) of Rule 53 exists. Specifically, there has been no bankruptcy of any Conectiv associate company;) Conectiv has never reported an "operating loss" attributable to investments in EWGs and, finally, even though the average consolidated retained earnings for the four most recent quarterly periods has decreased by more than 10 percent from the average for the previous four quarterly periods, the aggregate investment in exempt wholesale generators does not exceed two percent of the total capital invested in utility operations.

         (e) Numerous financial indicators show the financial strength of Conectiv. For example, Conectiv's earnings per share and return on average common equity were $1.89 and 11.5%, respectively, for the year ended 1999, excluding extraordinary and special charges.

         (2) The proposed increased use of financing proceeds to invest in EWGs will not have an "adverse impact" on any of Conectiv's public-utility companies, their respective customers, or on the ability of the four State commissions having jurisdiction over one or the other such utility subsidiaries to protect such public utility companies or such customers.

The conclusion that the System's public-utility companies and their customers will not be adversely impacted by increased levels of investment in EWGs is supported by internal estimates of the projected need for equity capital from Conectiv for the next three years and the proven effectiveness of State commission oversight, together with the affirmation by the State commissions of New Jersey, Delaware, Maryland and Virginia that they have authority and jurisdiction, and will exercise such authority, to protect ratepayers in their respective state from any adverse impact. In addition,

         (a) All of Conectiv's investments in EWGs will be segregated from the System's public-utility companies. The utilities are, and are currently expected in the future to remain, insulated from the direct effects of investments by Conectiv in EWGs. No System utility owes indebtedness or has extended credit or sold or pledged its assets directly or indirectly to any EWG ,in which Conectiv owns any interest, no System utility will do so in the future, and any losses that may be incurred by such projects would have no effect on domestic rates of any System utility. In this regard, as previously noted, Conectiv represents that it will not seek recovery through higher rates to the System's utility customers in order to compensate Conectiv for any possible losses that it may sustain on investments in EWGs or for any inadequate returns on such investments.

         (b) Investments in EWGs and FUCOs will not have any negative impact on the System utilities' ability to fund operations and growth. The System's three-year projections do not contemplate any extraordinary capital requirements on the part of utility subsidiary companies. It is not expected that these utility subsidiary companies capital requirements will require funding by Conectiv. In the long-term, Conectiv will attempt to finance its EWG investment through non-recourse financing to the extent it is both practicable and economical to the company.

         (c) Conectiv will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of System utility employees in connection with providing services to EWGs and FUCOs. An increase in the permissible level of investment in EWGs is not anticipated to have any impact on utilization of System utility employees. The System utilities have not increased and will not increase staffing levels to support the operations of EWGs and FUCOs. It is contemplated that project development, management and home office support functions for the projects will be largely performed by Conectiv Resource Partners, Inc. and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by Conectiv. Accordingly, the need for the support of personnel provided by the System utilities is expected to be modest.

         (d) Conectiv believes that the four State commissions of New Jersey, Delaware, Maryland and Virginia having jurisdiction over one or the other of the System's public-utility companies are able to protect utility customers within their respective states. To provide the Commission with added assurances, representatives of Conectiv have received letters certifying that the state commission has jurisdiction over the respective System public-utility companies and that the state commission will protect ratepayers from any adverse effect or costs that might result from Conectiv's investments in EWGs.

         In all other ways, Conectiv meets the requirements of Rule 53. Conectiv and its subsidiaries will maintain books and records to identify the investments in earnings from EWGs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity will be kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements will be prepared according to GAAP, and Conectiv undertakes to provide the Commission access to such books and records and financial statements as it may request. No more than 2% of the employees of Conectiv's domestic public-utility companies will render services, directly or indirectly, to any EWGs in which Conectiv, directly or indirectly, has an interest, thereby satisfying Rule 53(a)(3). Copies of this Post-effective Amendment and every certificate filed pursuant to Rule 24 will be submitted to the New Jersey Board of Public Utilities, the Delaware Public Service Commission, the Virginia State Corporation Commission, and the Maryland Public Service Commission, the only regulatory agencies having jurisdiction over the retail rates of the public utility companies in the Conectiv System. Rule 53(a)(4) will be correspondingly satisfied.

Paragraph D. "ELIMINATION OF LIMITATION ON PERMISSIBLE MONEY POOL BORROWING BY NONUTILITIES AND ADDITION OF KING STREET ASSURANCE, LTD TO THE MONEY POOL" is hereby amended and restated as follows:

       The Order issued by the Commission on December 14, 1999 authorized the removal of a limitation on nonutility investments in the Money Pool limiting such investments to $25 million. Conectiv had requested in the application/declaration that, among other things, jurisdiction be reserved over the addition of KSA to the Conectiv Money Pool.

      Under the terms of the Financing Order, the Money Pool was established to permit certain subsidiaries with excess funds to lend to the Money Pool and subsidiaries in need of funds to borrow from the Money Pool, thus utilizing all available cash and limiting the Conectiv System's need to use external short-term borrowing to fund working capital needs. Only those subsidiaries (other than Conectiv Communications, Inc. (an Exempt Telecommunications Company), and Conectiv Mid-Merit, Inc. (EWG)) that are specifically listed as parties to this application/declaration may participate in the Money Pool. New subsidiaries may only be added as participants pursuant to a Supplemental Order.

      King Street Assurance Ltd. ("KSA") is a new subsidiary that was formed as an insurance company incorporated in Bermuda to reinsure appliance warranties under the authority that KSA has as a subsidiary of Conectiv Solutions, Inc.(8) Authorization is requested to add KSA to the Money Pool. To the extent that the laws governing insurance companies in Bermuda permit excess funds to be invested in the Money Pool, KSA would invest excess funds in the Money Pool, which would decrease the need for outside borrowing by the Conectiv system. KSA will participate in the Money Pool on the same terms as the other Conectiv subsidiaries that are authorized to participate in the Money Pool. (HCAR No. 26833, dated February 26, 1998) The Commission is requested to remove the reservation of jurisdiction over the addition of KSA to the Money Pool.

---------------------
(8) By Order dated August 10, 1999 (Release No. 27059) Conectiv was authorized to transfer the ownership of ATE Investment, Inc. ("ATE") to either Conectiv Services, Inc ("CSI") or Conectiv Solutions, LLC. ("Solutions") depending upon whether the merger of Solutions into CSI had occurred. On August 11, 1999, Conectiv transferred all shares of Common Stock of ATE held by Conectiv to Solutions as a capital contribution. Simultaneously, ATE formed KSA for the purpose of reinsuring appliance warranties related to the heating, air conditioning and ventilation business. Under the Merger Order, Solutions is authorized to conduct such activities directly or indirectly through subsidiaries. KSA was funded by the contribution to KSA by ATE of the limited partnership interest in Enertech Capital Partners LP, a venture capital fund investing in various energy-related and telecommunications technologies as also authorized for Solutions or its subsidiaries under the terms of the Merger Order. On January 28, 2000, an order was issued (HCAR No. 27126) authorizing expansion of the reinsurance activities of KSA (File No. 70-9573).

E.       Issuance of various forms of short-term debt by Conectiv.

         Under the terms of the order authorizing the initial financing of Conectiv (HCAR No. 26833, dated February 26, 1998)(9), Conectiv was authorized to issue "borrowings under a revolving credit facility with a group of banks ("Credit Facility"), to issue commercial paper and to sell bid notes under bid-note agreements ("Bid-Note Agreements"). The Order also noted that "it may become necessary or desirable during the Authorization Period to issue and sell other types of securities within the parameters of this order." Conectiv requested that the Commission reserve jurisdiction over the issuance of additional types of securities pending completion of the record. Conectiv now rescinds the request for a reservation of jurisdiction to the extent necessary to permit an order to be issued authorizing the issuance of other forms of short-term debt including, but not limited to, money market notes. The interest rates on any short-term debt will be comparable to interest rates on debt with like terms and maturities issued by companies with similar credit ratings. The maturity of any short-term debt issued will not exceed 364 days. Conectiv expects to sell money market notes through one or more private placements or public offerings primarily to traditional money market investors. The money market notes will be unsecured debt of Conectiv and rank pari passu with other unsecured debt of Conectiv. Under the parameters established in prior orders in this File, the aggregate of all short-term borrowing by Conectiv will not exceed $1.3 billion less any short-term debt issued by Delmarva and the effective cost of money will not exceed 300 basis points over the comparable term London Interbank Offered Rate.

F.   Summary of Requested Action:

     Conectiv requests that this Commission authorize:

- The issuance of securities for the purpose of funding investments of up to $350 million in EWGs through the Authorization Period.

-    The addition of KSA to the Money Pool

- The issuance of Money Market Notes and other forms of short-term debt as described above.

     Conectiv requests that the Commission continue to reserve jurisdiction over the issuance of long-term debt in excess of $250 million. The amount of long-term debt subject to the reservation of jurisdiction is $750 million.

Item 2.    Fees, Commissions and Expenses.

         Item 2(a) as previously filed is revised to read as follows:

         (a) The fees, commissions and expenses to be incurred, directly or indirectly, by Conectiv or any associate company thereof in connection with the proposed transactions are estimated as follows:

---------------------
(9) Under HCAR No. 27111 dated December 14, 1999, the authority to issue short-term debt was increased to $1.3 billion less any short-term debt issued by Delmarva and extended to March 31, 2002.

Fees of Conectiv Resource Partners, Inc......   $  7,000
Fees of outside counsel......................   $  3,000
Miscellaneous expenses ......................   $  1,000
                                                --------
TOTAL........................................   $ 11,000

         Conectiv does not expect to incur any incremental fees for the use of proceeds from the previously authorized financing vehicles.

Item 4.     Regulatory Approval.

(a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

The proposed transactions are not subject to jurisdiction of any state or federal commission other than this Commission.


Item 5.      Procedure

         Item 5(a) as previously filed is hereby amended to read as follows:

         Conectiv requests that the Commission issue its order permitting this application/declaration to become effective not later than August 15, 2000.

         Pursuant to Rule 24 under the Act, within 60 days after the end of each calendar quarter commencing with the first full calendar quarter following the Commission's order herein, Conectiv proposes to file a quarterly certificate with the Commission (concurrently submitting a copy thereof to each of the New Jersey Board of Public Utilities, the Delaware Public Service Commission, the Virginia State Corporation Commission, and the Maryland Public Service Commission), containing the following information.

1. a computation under rule 53(a) setting forth Conectiv's "consolidated retained earnings" and "aggregate investment" in all EWG projects covered by the requested authority, together with a calculation of remaining capacity under the requested authority;

2. a breakdown showing Conectiv's aggregate investment in each individual EWG project covered by the requested authority;

3. Conectiv's consolidated capitalization ratios; in terms of debt, common equity and preferred stock;

4.       the market-to-book ratio of Conectiv's common stock;

5. identification of any new EWG project covered by the Requested authority in which Conectiv invested or committed to invest during the preceding quarter;

6. growth in consolidated retained earnings, segregating total earnings growth attributable to EWG projects from the earnings attributable to all other subsidiaries of Conectiv; and

7. year-to-date revenues and net income of EWG projects in aggregate and for each EWG.

Item 6.     Exhibits and Financial Statements.

         The following additional exhibit is filed herewith.

         (a)      Exhibits:

         A-1      Planning and Budgeting Guidelines for 2000-2002

         F-7      Preliminary opinion of counsel

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment No. 11 to Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.


DATE:  August 16, 2000            CONECTIV
                                  DELMARVA POWER & LIGHT COMPANY
                                  CONECTIV RESOURCE PARTNERS, INC.
                                  CONECTIV ENERGY SUPPLY INC.
                                  KING STREET ASSURANCE, LTD.
                                  CONECTIV MID-MERIT, INC.
                                  DELMARVA CAPITAL INVESTMENTS, INC.
                                  CONECTIV SERVICES, INC.
                                  CONECTIV COMMUNICATIONS, INC.
                                  DELMARVA SERVICES COMPANY
                                  DCI I, INC.
                                  DCI II, INC.
                                  DCTC-BURNEY, INC.
                                  CONECTIV OPERATING SERVICES COMPANY
                                  CONECTIV SOLUTIONS, LLC
                                  CONECTIV PLUMBING, LLC
                                  ATLANTIC CITY ELECTRIC COMPANY
                                  ATLANTIC GENERATION, INC.
                                  ATLANTIC SOUTHERN PROPERTIES, INC.
                                  ATE INVESTMENT, INC.
                                  CONECTIV THERMAL SYSTEMS, INC.
                                  BINGHAMTON GENERAL, INC.
                                  BINGHAMTON LIMITED, INC.
                                  PEDRICK GEN., INC.
                                  VINELAND LIMITED, INC.
                                  VINELAND GENERAL, INC.
                                  ATLANTIC JERSEY THERMAL SYSTEMS, INC.
                                  ATS OPERATING SERVICES, INC.


                                    By /s/ Philip S. Reese
                                           ---------------
                                           Philip S. Reese
                                           Vice President and Treasurer